Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended December 31, 2014 and 2013

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or “the Company”) is prepared as of March 9, 2015 and relates to the financial condition and results of operations for the years ended December 31, 2014 and 2013. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the audited consolidated financial statements (“consolidated financial statements”) and related notes for the years ended December 31, 2014 and 2013 which have been prepared using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The years ended December 31, 2014 and 2013 are also referred to as “fiscal 2014” and “fiscal 2013”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis, all-in sustaining cash cost per gold ounce on a by-product basis, adjusted earnings and total comprehensive income and adjusted earnings per share throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

FISCAL 2014 HIGHLIGHTS

-	Metal revenues were $154.1 million, compared to $160.6 million during fiscal 2013. This represents a 4.1% decrease over the prior year, primarily due to a lower average realized gold price partially offset by an increase in the total ounces of gold sold. The average London PM Fix price was $1,266 per gold ounce, compared to $1,411 per gold ounce during fiscal 2013. This represents a 10.3% decrease over the prior year.

-	Earnings from operations were $22.2 million, compared to $41.1 million during fiscal 2013. This represents a 46.1% decrease over the prior year. This difference was mainly due to the decreased revenues resulting from a lower average realized gold price and an increase in production costs resulting from an increased number of ounces sold, decreased grade, record rainfall and higher diesel costs due to increased hauling distances.

-	Earnings and total comprehensive income were $9.2 million or $0.06 per share, compared to $15.3 million or $0.11 per share during fiscal 2013. This represents a 40.1% and 43.6% decrease, respectively, over the prior year. This decrease was mainly the result of lower earnings from operations which was partially offset by a significant decrease in tax expense compared to the prior year.

-	Cash flows provided by operating activities were $33.1 million or $0.20 per share, compared to $52.4 million or $0.36 per share during fiscal 2013. This represents a 36.9% and 43.7% decrease, respectively, over the prior year. Cash flows used in operating activities during Q4 2014 were $2.7 million, compared to cash flows provided by operating activities during Q4 2013 of $15.2 million. During Q4 2014, $9.2 million (Q4 2013: $6.5 million) was spent on exploration, sustaining capital, expansion programs and deferred stripping. In addition, during Q4 2014 the Company spent $10.8 million as part of the cash consideration paid on the acquisition of the Caballo Blanco gold project (“Caballo Blanco”) including associated transaction costs.

-

Cash and cash equivalents at December 31, 2014 were $26.9 million after investing $6.8 million on exploration, $2.0 million on sustaining capital, $12.5 million on expansion programs, $15.0 million on deferred stripping and $10.8 million as part of the cash consideration paid on the acquisition of Caballo Blanco. In addition, the Company repaid $4.5 million (C$5.0 million) of its loan facility. Subsequent to December 31, 2014, the Company received $4.0 million of its VAT receivable in cash.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

Cash and cash equivalents at December 31, 2013 were $22.8 million after investing $13.7 million on exploration, $4.6 million on sustaining capital, $20.0 million on expansion programs and $14.3 million on deferred stripping.

-	The Company produced a record 120,023 ounces of gold and sold a record 121,441 ounces of gold, compared to 119,655 and 118,550, respectively, during fiscal 2013. The change from prior year is due to a decrease in processing grade partially offset by increased daily crushing throughput. As a result, although the processing grade decreased by 24.4%, production increased by 0.3%. The decrease in processing grade was mainly due to the record rainfall experienced during September 2014. This resulted in fewer ounces being produced during Q4 2014 than anticipated. Despite the amount of rainfall experienced at the San Francisco open pit gold mine (“the Mine”), an average crushing rate for the quarter of 22,846 tonnes per day (“t/d”) was achieved. This is a 4.3% increase from the prior year period.

-	The Company’s cash cost per ounce on a by-product basis was $790 (all-in sustaining cash cost per ounce on a by- product basis - $925), compared to $717 (all-in sustaining cash cost per ounce on a by-product basis - $872) during fiscal 2013. This increase in cash costs is primarily driven by lower grades realized during the year of 0.62 grams of gold per tonne (“g/t Au”) in accordance with the Company’s mine plan, also impacted by the record rainfall, compared to the prior year’s grade of 0.82 g/t Au.

-	During December 2014, the Company acquired a 100.0% interest in Caballo Blanco for consideration of $10.0 million in cash plus the issuance of 16,065,000 shares. The Company also agreed to pay a contingent payment of an additional $5.0 million when Caballo Blanco receives approval for its environmental permit or the Company undergoes a change of control. The additional payment, if made, can be paid at the Company’s option in cash or shares. All shares issued in connection with the transaction will be subject to a hold period expiring four months and a day after issuance. Caballo Blanco is subject to a combined 2.0% NSR in favour of third parties.

-	During December 2014, the Company renegotiated the loan facility with an extension of the maturity date to December 31, 2015 with the annual interest rate remaining at 9.0%. In consideration of the extension, the Company agreed to pay the lender a C$130,000 extension fee in cash.

RECENT DEVELOPMENTS

-	On February 2, 2015, the Company converted its existing C$13.0 million loan facility into US dollars. Interest remains payable at the rate of 9.0% per annum, with payment of the principal amount outstanding to be made on December 31, 2015.

-	On February 11, 2015, the Company announced the filing of the National Instrument 43-101 technical report titled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico”, related to the Caballo Blanco Gold Project. This report has an effective date of May 7, 2012, and was originally prepared for the prior owner of the Caballo Blanco Gold Project, and was readdressed to the Company on January 28, 2015.

-	On February 12, 2015, the Company announced the results of its drill program underneath and the edge of San Francisco Mine which confirmed the presence of at least three, high-grade, sub-parallel, gold bearing structures located approximately 50-100 metres (“m”) from surface along the south wall of the current open pit. Exploration information indicates that the lenses extend up to 300 m along strike and 200 m down dip. Select results include: 4.5 m averaging 5.5 g/t Au at 9 m downhole; and 3.0 m averaging 6.2 g/t Au at 6 m downhole.

-	On February 17, 2015, the Company announced that it had entered into an agreement whereby the Company will acquire all of the issued and outstanding common shares of Newstrike Capital Inc. (“Newstrike”). The combination of the Company and Newstrike will create an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and development assets all based in Mexico. With the San Francisco mine providing a solid base of operations, the combined company will have a leading growth profile driven by what the Company believes are two economically robust development projects with manageable capital requirements, Newstrike’s Ana Paula Gold Project (“Ana Paula”) and the Company’s Caballo Blanco gold project.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

Under the terms of the arrangement, Newstrike shareholders will receive 0.90 (the “Exchange Ratio”) of a Company common share and C$0.0001 in cash for each Newstrike common share In addition, each outstanding option to purchase a Newstrike Share will be exchanged for an option to purchase a Company Share, based upon the Exchange Ratio.

-	On February 17, 2015, in connection with the Newstrike arrangement, the Company announced that it will undertake a non-brokered private placement of Company shares in an aggregate amount of up to C$10.0 million at a price of C$1.25 per share. The proceeds of the private placement will be used to support the continued development of Ana Paula.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the Mine in the state of Sonora, Mexico. The Mine and the La Chicharra pit are collectively known as the “Gold Property”. The Company has title to approximately 200,000 hectares of exploration claims in and around the Gold Property. The Company also has title to the TIM claims located in the state of Zacatecas, Mexico.

The Company also holds 100.0% of the Caballo Blanco gold project which is an advanced stage open pit, heap leach gold project located 65 km Northwest of Veracruz, Mexico. The project consists of two large areas of epithermal gold mineralization, the Northern Zone and the Highway Zone, contained within 13 mineral concessions covering over 54,000 hectares. Caballo Blanco has easy access via paved roads, on-site power and clean water.

The Company believes that the current resource can be expanded and the project economics described in the Preliminary Economic Assessment (“PEA”) can be improved with additional drilling, metallurgical test work, and a review of the capital expenditures. The Company plans to update the current resource estimate of Caballo Blanco and carry out an extensive optimization of the PEA in the coming months, including reviewing whether the project can become a run of mine operation.

Management believes that the Company’s ability to deliver superior long-term financial returns creates value for all stakeholders. Strong financial performance rewards the Company’s shareholders and, at the same time, allows the Company to focus on its broader social and environmental responsibilities which contribute to the long-term prosperity of the communities in which the Company operates.

Management’s strategic approach is to maximize the gross margin on sales by continuing to be a low cost gold producer and to build the Company’s position as a leading emerging gold producer whenever value-enhancing opportunities arise. The Company also has a significant focus on community involvement to ensure the successful integration of the local workforce and to promote various technical skills within its operations.

In planning for the Company’s future, management continuously evaluates the Company’s cash flow requirements and expects growth to be financed by cash flow generated from the operations at the Mine. Management bases investment decisions on cash flow return in excess of the Company’s cost of capital. Recent capital expenditures were incurred to expand gold processing capabilities and such investments are proving to have a significant benefit on the operating results of the Mine. Management looks to add shareholder value from continued drilling of the Company’s prospective land packages and through other accretive means.

The Company’s common shares are listed on the TSX (TMM) and the NYSE MKT (TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

OUTLOOK

The Company’s immediate growth strategy is to produce between 115,000 and 125,000 gold ounces annually and to achieve cash cost guidance of approximately $800 to $850 per gold ounce.

REVIEW OF ANNUAL FINANCIAL RESULTS

		Year ended		Year ended		Year ended
		December 31,		December 31,		December 31,
		2014		2013		2012
Gold sold (oz)		121,441		118,550		94,128
Silver sold (oz)		85,262		68,512		56,252
Average realized gold price (per oz)		$1,269		$1,358		$1,661
Average London PM fix gold price (per oz)		$1,266		$1,411		$1,669
Metal revenues		$154,068		$160,593		$156,192
Earnings from operations		$22,167		$41,141		$62,938
Earnings and total comprehensive income		$9,187		$15,343		$37,732
Earnings per share
-Basic		$0.06		$0.11		$0.26
-Diluted		$0.06		$0.11		$0.26
Cash flows from operations		$33,054		$52,413		$51,144
Cash dividends declared	$	Nil	$	Nil	$	Nil
Total assets		$311,947		$268,514		$217,647
Total long-term liabilities		$60,446		$57,721		$33,712

Fiscal 2014 Results

Earnings for the Company decreased to $9.2 million, compared to $15.3 million for fiscal 2013 as a result of the following factors:

Metal revenues

The Company sold 121,441 gold ounces at an average realized gold price of $1,269 per ounce, compared to sales of 118,550 gold ounces at an average realized gold price of $1,358 per ounce during fiscal 2013. This represents an increase of 2.4% in gold ounces sold and a decrease of 6.6% in realized gold price over fiscal 2013.

Total metal revenues from mining operations were $154.1 million, compared to $160.6 million during fiscal 2013. The average London PM Fix price was $1,266 per gold ounce, compared to $1,411 per gold ounce during fiscal 2013. This represents a 10.3% decrease over fiscal 2013.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $97.5 million, compared to $86.4 million during fiscal 2013. This increase is substantially attributed to the increased number of tonnes mined and processed with a lower average processing grade to 0.62 g/t, compared to 0.82 g/t during fiscal 2013. In addition, limited access to certain phases of the pit during the heavy rainfall that occurred in September 2014 resulted in the Company processing ore from the unprocessed ore stockpile which is below the average reserve grade.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

During fiscal 2014, the Company also incurred higher diesel costs due to increased hauling distances leading to a total diesel cost of $18.4 million, compared to $16.1 million during fiscal 2013. Additionally, higher maintenance on equipment was necessary due to the increased crushing throughput. The total cost for this maintenance was $7.1 million, compared to $5.9 million during fiscal 2013.

Depletion and depreciation costs form a component of cost of sales and were $18.6 million, compared to $15.5 million during fiscal 2013. This increase is substantially attributed to the higher number of ounces of gold sold during the year, compared to fiscal 2013 as well as the higher cost base of mineral properties, plant and equipment on hand, due to capital additions in the periods since December 31, 2013

Corporate and administrative expenses

Corporate and administrative expenses increased to $14.0 million, compared to $11.2 million during fiscal 2013. The significant cash components of these expenses include salaries and consulting and professional fees. Salaries decreased to $3.8 million from $4.2 million during fiscal 2013 due to reductions in workforce. Consulting and professional fees increased significantly to $5.3 million, compared to $2.0 million during fiscal 2013. This increase is mainly attributable to $2.1 million in expenses related to a shareholder proxy contest and other consulting fees incurred during the year. The significant non-cash component of these expenses includes share-based payments. This expense was $1.4 million, compared to $0.8 million during fiscal 2013 due to additional options being granted during fiscal 2014, compared to fiscal 2013.

Write-off of exploration and evaluation properties

Write-off of exploration and evaluation properties was $1.8 million, compared to $nil during fiscal 2013. The Company wrote-off the San Onesimo, El Capomo and Marisol exploration projects due to the decision to allocate resources to the development of Caballo Blanco and the Gold Property in the near and medium term.

Finance expense

Finance expense was $1.9 million, compared to $1.7 million in fiscal 2013. Interest on the loan facility was $1.1 million, compared to $1.4 million during fiscal 2013 due to the Company having repaid C$5.0 million in February 2014. This was offset by an increase in interest on the equipment financing for $0.2 million, compared to less than $0.1 million during fiscal 2013 when this financing commenced.

Income taxes

Income tax expense was $10.8 million, compared to $24.9 million during fiscal 2013. The current tax expense increased to $10.1 million from $3.1 million during fiscal 2013 due to a change in Mexican tax law effective January 1, 2014, resulting in fewer accelerated tax deductions being available that were previously utilized by the Company. This was partially offset by the decline in gold price since fiscal 2013 which reduced the taxable income. Deferred tax expense was $0.6 million, compared to a deferred tax expense of $21.8 million during fiscal 2013. This decrease was mainly due to the Mexican tax reform effective January 1, 2014, which eliminated the accelerated tax deduction for certain capital assets that was previously utilized by the Company. In addition, the Company recognized during 2013 a one-time non-cash deferred income tax expense of $8.6 million related to future income tax of the Special Mining Duty (“SMD”). The effective tax rate for fiscal 2014 was impacted by the non-deductibility of the share-based payments and an increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary. The Company continues to use its VAT receivable to settle Mexican income tax instalment payments required on a monthly basis.

Total assets

Total assets increased to $311.9 million, compared to $268.5 million during fiscal 2013. This increase was primarily due to higher exploration and investing activities related to mineral properties, plant and equipment of $35.5 million (of which $29.2 million were related to the acquisition of Caballo Blanco), an increase in inventories of $3.6 million and an increase in cash and cash equivalents of $4.2 million. This was partially offset by the decrease in non-current unprocessed ore stockpile of $0.3 million.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

Total long-term liabilities

Total long-term liabilities increased to $60.4 million, compared to $57.7 million during fiscal 2013. This increase was primarily due to a $4.5 million provision for a contingent payment related to the acquisition of Caballo Blanco, partially offset by the $1.4 million decrease in the provision for site reclamation and closure. Additionally, the long-term portion of equipment financing decreased by $1.1 million.

REVIEW OF QUARTERLY FINANCIAL RESULTS

		Q4		Q3		Q2		Q1		Q4		Q3		Q2		Q1
		2014		2014		2014		2014		2013		2013		2013		2013
Gold sold (oz)		25,007		26,671		33,000		36,763		33,247		28,637		28,024		28,642

Silver sold (oz)		16,322		18,800		23,493		26,647		21,847		16,228		16,124		14,313
Average realized gold price (per oz)		$1,216		$1,284		$1,284		$1,280		$1,249		$1,329		$1,253		$1,602
Average London PM fix gold price (per oz)		$1,201		$1,282		$1,288		$1,294		$1,276		$1,326		$1,415		$1,632
By-product cash cost (1) (per oz)		$930		$856		$730		$703		$723		$738		$705		$703
Metal revenues		$30,400		$34,235		$42,383		$47,050		$41,516		$38,065		$35,123		$45,889

(Loss) Earnings from operations		$(1,854)		$3,914		$7,246		$12,861		$9,245		$9,261		$3,382		$19,253
(Loss) Earnings		$(3,701)		$1,567		$3,216		$8,105		$(4,684)		$4,764		$972		$14,291
(Loss) Earnings per share
-Basic		$(0.02)		$0.01		$0.02		$0.05		$(0.03)		$0.03		$0.01		$0.10

-Diluted		$(0.02)		$0.01		$0.02		$0.05		$(0.03)		$0.03		$0.01		$0.10
Cash flow (used in) provided by operating activities		$(2,726)		$4,819		$18,702		$12,259		$15,243		$10,668		$4,678		$21,824
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

Q4 2014 Results

The Company had a loss of $3.7 million, compared to a loss of $4.7 million for Q4 2013 as a result of the following factors:

Metal revenues

The Company sold 25,007 gold ounces at an average realized gold price of $1,216 per ounce, compared to sales of 33,247 gold ounces at an average realized gold price of $1,249 per ounce during Q4 2013. This represents a decrease of 24.8% in gold ounces sold and a decrease of 2.6% in realized gold price. Gold production was significantly impacted by processing lower grade ore in accordance with the Company’s mine plan, in addition to the effects from the record amount of rainfall during the September 2014.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

As a result, total metal revenues from mining operations were $30.4 million, compared to $41.5 million during Q4 2013. The average London PM Fix price was $1,201 per gold ounce, compared to $1,276 per gold ounce during Q4 2013. This represents a 5.9% decrease over Q4 2013.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $23.5 million, compared to $24.5 million during Q4 2013. Impacting production costs for the current quarter is the reduced number of ounces sold. Offsetting this reduction are increases in costs due to limited access to certain phases of the pit during the heavy rainfall that resulted in the Company processing ore from the unprocessed ore stockpile, which is below the average reserve grade. During the quarter, approximately 0.2 million tonnes of stockpiled ore were processed which increased production costs by $0.2 million, compared to $nil for Q4 2013. Further, due to increased haulage distance at the Mine, diesel consumption increased over the prior year quarter.

Depletion and depreciation costs form a component of cost of sales and were $4.4 million, compared to $4.5 million during Q4 2013. This decrease resulted mainly from the decreased number of gold ounces sold compared to the same prior year period. This was partially offset by a higher cost base of mineral properties and plant and equipment additions in the periods since Q4 2013.

Write-off of exploration and evaluation properties

Write-off of exploration and evaluation properties was $1.8 million, compared to $nil during Q4 2013. The Company wrote-off the San Onesimo, El Capomo and Marisol exploration projects due to the decision to allocate resources to the development of Caballo Blanco and the Gold Property in the near and medium term.

Corporate and administrative expenses

Corporate and administrative expenses were slightly higher at $2.6 million, compared to $2.5 million during Q4 2013. The significant cash components of these expenses include salaries and consulting and professional fees. Salaries decreased to $0.8 million from $0.9 million during Q4 2013 due to reduction in workforce. Consulting and professional fees decreased to $0.5 million, compared to $0.7 million during Q4 2013 as a result of fewer consultants working for the Company. The significant non-cash component of these expenses includes share-based payments. This expense was $0.5 million compared to $0.1 million during Q4 2013 due to additional options being granted during Q4 2014, compared to Q3 2013.

Finance expense

Finance expense was $0.6 million, compared to $0.4 million during Q4 2013. Interest on the loan facility was $0.2 million, compared to $0.3 million during Q4 2013 due to the repayment of C$5.0 million in February 2014. This was offset by an increase in interest on the equipment financing for $0.2 million, compared to less than $0.1 million during Q4 2013 when this financing commenced.

Income taxes

Income tax expense was $0.5 million, compared to $14.2 million tax expense during Q4 2013. The current tax recovery for Q4 2014 was $1.8 million, compared to current tax expense of $2.5 million during Q4 2013. This was the result of a decrease in gold ounces sold compared to the prior year which reduced the taxable income. In addition, the SMD decreased by $1.6 million after deducting allowable exploration expenses incurred in Q4 2014. Deferred tax expense was $2.3 million, compared to a deferred tax expense of $11.7 million during Q4 2013. This change is due primarily to the removal of accelerated tax deductions on capital expenditures as a result of the Mexican tax reform effective January 1, 2014. In addition, the Company recognized during Q4 2013 one-time non-cash deferred income tax of $8.6 million related to future income tax of the SMD. The effective tax rate for Q4 2014 was impacted by the non-deductibility of the share-based payments and an increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary. The Company continues to use its VAT receivable to settle Mexican income tax instalment payments required on a monthly basis.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

Q4 2014 vs. Q3 2014

The Company had a loss of $3.7 million, compared to earnings of $1.6 million for Q3 2014 as a result of the following factors:

Metal revenues

The Company sold 25,007 gold ounces at an average realized gold price of $1,216 per ounce, compared to sales of 26,671 gold ounces at an average realized gold price of $1,284 per ounce during Q3 2014. This represents a decrease of 6.2% in gold ounces sold and a decrease of 5.3% in average realized gold price. As a result, total metal revenues from mining operations were $30.4 million, compared to $34.2 million during Q3 2014. The average London PM Fix price was $1,201 per gold ounce, compared to $1,282 per gold ounce during Q3 2014. This represents a 6.3% decrease over the prior period.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and slightly increased to $23.5 million from $23.1 million during Q3 2014. This cost increase was primarily the result of the incremental costs related to the rainfall and longer haulage distances.

Depletion and depreciation costs form a component of cost of sales and were $4.4 million, compared to $4.1 million during Q3 2014. This was due to higher cost base of mineral properties and plant and equipment additions during the period.

Write-off of exploration and evaluation properties

Write-off of exploration and evaluation properties was $1.8 million, compared to $nil during Q3 2014. The Company wrote-off the San Onesimo, El Capomo and Marisol exploration projects due to the decision to allocate resources to the development of Caballo Blanco and the Gold Property in the near and medium term.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $2.6 million, compared to $3.1 million during Q3 2014. The significant cash components of these expenses include salaries and consulting and professional fees. Salaries decreased to $0.8 million, compared to $1.2 million during Q3 2014 due to payments in connection to a proxy contest incurred during Q3 2014 not incurred in Q4 2014. Consulting and professional fees were consistent at $0.5 million, compared to $0.5 million during Q3 2014. The significant non-cash component of these expenses includes share-based payments. This expense was consistent at $0.5 million, compared to $0.5 million during Q3 2014.

Finance expense

Finance expense was $0.6 million, compared to $0.4 million during Q3 2014. Interest on the loan facility was consistent at $0.2 million for both periods. Also impacting the finance expense for Q4 2014 is the inclusion of the interest paid for the equipment financing of $0.2 million.

Income taxes

Income tax expense was $0.5 million, compared to $1.7 million during Q3 2014. There was a current tax recovery of $1.8 million, compared to current tax expense of $1.8 million during Q3 2014 due to a decrease in gold ounces sold compared to the prior quarter which reduced the taxable income and $1.6 million decrease in the SMD as a result of deducting allowable exploration expenses incurred during Q4 2014. Deferred tax expense was $2.3 million, compared to deferred tax recovery of $0.1 million during Q3 2014. This increase was primarily the result of deducting allowable exploration expenses for the purpose of the SMD and the impact of foreign exchange on the tax values of capital assets during Q4 2014. The effective tax rate for Q4 2014 was impacted by the non-deductibility of the share-based payments and an increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine, which was commissioned in April 2010, is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Mine’s production statistics:

	Three months ended December 31,		Years ended December 31,
	2014	2013	2014	2013
Ore processed (t)	2,101,873	2,014,968	8,622,579	7,466,771
Average ore processed grade (g/t Au)	0.56	0.87	0.62	0.82
Ore mined (dry tonnes)	1,944,436	2,284,241	8,796,579	8,742,302
Average ore mined grade (g/t Au)	0.65	0.74	0.64	0.71
Ore from low grade stockpile (t)	260,406	-	408,426	-
Average ore from stockpile grade (g/t Au)	0.29	-	0.29	-
Ore stockpiled (t)	158,625	349,338	913,318	1,651,675
Average ore stockpiled grade (g/t Au)	0.22	0.25	0.24	0.25
Waste mined (t)	6,417,044	5,307,526	23,955,903	23,360,383
Total mined (t)	8,361,480	7,591,767	32,752,482	32,102,686
Strip ratio	3.30	2.32	2.72	2.67
Total days in period	92	92	365	365
Gold deposited on pad (oz)	38,078	56,504	171,421	197,334
Gold recovery	65.7%	60.5%	70.0%	60.7%
Average ore processed per day (t/d)	22,846	21,902	23,624	20,455
Average total mined (t/d)	90,886	83,389	89,733	89,030
Gold produced (oz)	25,007	34,164	120,023	119,655
Silver produced (oz)	16,322	21,847	85,262	68,512

The Company produced 25,007 gold ounces and 16,322 silver ounces during Q4 2014, compared to 34,164 gold ounces and 21,847 silver ounces during the same prior year period.

The Company produced 120,023 gold ounces and 85,262 silver ounces during fiscal 2014, compared to 119,655 gold ounces and 68,512 silver ounces during fiscal 2013. The change from prior year is due to a planned decrease in processing grade offset by increased daily crushing throughput. The decrease in processing grade was mainly due to the record rainfall experienced during September 2014. Due to the increased processing capacity, although the processing grade decreased by 24.4%, production increased by 0.3% .

The Company mined a total of 8.4 million tonnes from the Mine during Q4 2014, compared to 7.6 million tonnes during the same prior year period. Dry tonnes of ore mined were 1.9 million tonnes of ore during Q4 2014, compared to 2.3 million tonnes of ore during the same prior year period. The strip ratio increased to 3.30 during Q4 2014 from 2.32 during the same prior year period as a result of accessing certain phases of the Mine that have higher strip ratios than other phases of the Mine which were accessed during the same prior year period. The Company stockpiled 0.2 million tonnes during Q4 2014, compared to 0.3 million tonnes during the same prior year period.

The Company mined a total of 32.8 million tonnes from the Mine during fiscal 2014, compared to 32.1 million tonnes during fiscal 2013. Dry tonnes of ore mined were 8.8 million tonnes of ore during fiscal 2014, compared to 8.7 million tonnes of ore during fiscal 2013. The strip ratio increased to 2.72 during fiscal 2014 from 2.67 during the prior year period as a result of accessing certain phases of the Mine that have higher strip ratios than other phases of the Mine which were accessed during the prior year. The Company stockpiled 0.9 million tonnes during fiscal 2014, compared to 1.7 million tonnes during fiscal 2013.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

The average grade of ore processed during Q4 2014 was 0.56 g/t Au, compared to the same prior year period of 0.87 g/t Au due to a planned change in processed ore grade and also impacted by processing low grade ore from the stockpile. In accordance with the mine plan, the average grade of ore mined during Q4 2014 was 0.65 g/t Au, compared to the same prior year period of 0.74 g/t Au. This was also affected by the heavy rainfall during September 2014 which prevented the Company from having access to higher grade ore.

The average grade of ore processed during fiscal 2014 was 0.62 g/t Au, compared to fiscal 2013 of 0.82 g/t Au due to a planned change in processed ore grade and also impacted by processing low grade ore from the stockpile. The average grade of ore mined from the Mine during fiscal 2014 was 0.64 g/t Au, compared to fiscal 2013 of 0.71 g/t Au as a result of planned mined grade in accordance with the mine plan. This was also affected by the heavy rainfall during September 2014 which prevented the Company from having access to higher grade ore.

GOLD PROPERTY - RESOURCE REVIEW

On September 20, 2011, the Company announced an updated NI 43-101 resource and reserve update audited by MICON International Ltd (“MICON”), with the actual report being released November 23, 2011. On March 14, 2012, the Company released a further update to the resource estimate in which the measured and indicated and inferred resources were increased to 1,575,000 ounces and 1,351,000 ounces, respectively, from 1,441,000 ounces and 1,005,000 ounces, respectively. The March 14, 2012 resource estimate update was audited by MICON. On November 5, 2013, the Company announced an updated NI 43-101 resource and reserve and mine plan update audited by MICON, with the actual report being released December 24, 2013. Measured and indicated and inferred resources were increased to 1,868,000 ounces and 1,782,000 ounces, respectively, from 1,575,000 ounces and 1,351,000 ounces, respectively and the mine life was extended to 2022.

Mineral reserves for the Gold Property, which are part of the mineral resources, are estimated to be:

In pit reserves	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Proven	57,316	0.55	1,013,000
Probable	33,883	0.53	576,000
Total proven and probable	91,199	0.54	1,589,000

Mineral reserves within the Gold Property pit design (December 24, 2013) at $1,250/oz gold price and after mining recovery and dilution.

The total resource of the Gold Property is estimated to be:

Resource classification	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Measured mineral resource	63,778	0.58	1,189,000
Indicated mineral resource	37,940	0.56	679,000
Total measured and indicated	101,718	0.57	1,868,000
Inferred mineral resource	122,177	0.45	1,782,000

Mineral resource estimate for the Gold Property (inclusive of mineral reserves).

Cut-off grade of 0.17 g/t Au and 0.15 g/t for the San Francisco and La Chicharra pits, respectively at $1,250/oz gold price.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

As illustrated above, inferred resources are estimated to contain approximately 1,782,000 ounces of gold.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

GOLD PROPERTY - DEVELOPMENT REVIEW

San Francisco open pit gold mine

During 2014, the Company focused on the continued development of the Mine and completed an additional drilling program with a total of 44,918 meters drilled as follows:

•	A total of 17,194 meters of drilling were completed in and around the Mine; and
•	A total of 27,724 meters were drilled in exploration areas outside of the San Francisco and La Chicharra pits.

Mineral reserves for the Mine, which are part of the mineral resources, are estimated to be:

In pit reserves	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Proven	44,952	0.56	808,000
Probable	26,420	0.55	465,000
Total proven and probable	71,372	0.56	1,273,000

The total resource of the Mine is estimated to be:

Resource classification	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Measured mineral resource	50,351	0.60	968,000
Indicated mineral resource	26,093	0.59	496,000
Total measured and indicated	76,444	0.60	1,464,000
Inferred mineral resource	95,830	0.46	1,431,000

La Chicharra open pit gold mine

The Company also owns the La Chicharra open pit. La Chicharra is located 2 km west of the Mine. Discovered by Geomaque Explorations Ltd. (“Geomaque”) in the late 1990’s, it is estimated that approximately 37,000 ounces of gold were extracted and processed during Geomaque’s last year of operations.

The discovery of this deposit was the consequence of exploration programs comprised of magnetic ground surveys and soil geochemistry, using both conventional soil sampling and advanced surface exploration (Mobile Metal Ion - “MMI”) techniques. In both cases, samples returned very high values for the main mineralized zone in an area of low magnetics. Trenches were excavated to conduct chip sampling, which confirmed the presence of gold mineralization in the bedrock, and drilling delineated a deposit with a resource of 60,000 to 70,000 ounces of gold. Strong gold geochemical anomalies suggest that there is the possibility of further gold mineralization at depth.

Drilling was conducted in the west-northwest and north area of the existing La Chicharra pit. The drilling in the west-northwest area was focused on identifying continuity along strike of the known mineral body, while drilling in the north was focused on identifying additional mineralization at the wall of the existing La Chicharra mineral deposit.

Ongoing drilling continued in 2013 to the northwest of the La Chicharra prospect with the objective of testing mineralization along a strike length of over 600 meters. The result of this work was included in the NI 43-101 resource and reserve and mine plan update announced during November 2013.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

Mineral reserves for La Chicharra, which are part of the mineral resources, are estimated to be:

The total resource of La Chicharra is estimated to be:

Resource classification	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Measured mineral resource	13,427	0.51	221,000
Indicated mineral resource	11,847	0.48	183,000
Total measured and indicated	25,274	0.50	404,000
Inferred mineral resource	26,347	0.41	351,000

In pit reserves	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Proven	12,364	0.52	205,000
Probable	7,463	0.46	111,000
Total proven and probable	19,827	0.50	316,000

CABALLO BLANCO - DEVELOPMENT REVIEW

During December 2014, the Company acquired 100.0% interest in Caballo Blanco from subsidiaries of Goldgroup Mining Inc. for consideration of $10.0 million in cash plus the issuance of 16,065,000 shares. The Company also agreed to pay a contingent payment of an additional $5.0 million when Caballo Blanco receives approval for its environmental permit or the Company undergoes a change of control. The additional payment, if made, can be paid at the Company’s option in cash or shares. All shares issued in connection with the transaction will be subject to a hold period expiring four months and a day after issuance. The Caballo Blanco Project is subject to a 2.0% NSR in favour of third parties.

Caballo Blanco is an advanced stage open pit, heap leach gold project located 65 km Northwest of Veracruz, Mexico. The project consists of two large areas of epithermal gold mineralization, the Northern Zone and the Highway Zone, contained within 13 mineral concessions covering over 54,000 hectares. Caballo Blanco has easy access via paved roads, on-site power and clean water.

A Preliminary Economic Assessment was completed on Caballo Blanco entitled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico”, dated May 7, 2012, (the “PEA”) and was readdressed to the Company on January 28, 2015. The PEA discloses a Measured & Indicated Resource of 575,000 oz Au (28.9 million tonnes grading 0.62 g/t Au) and an Inferred Resource of 419,000 oz Au (24.0 million tonnes grading 0.54 g/t Au). To the best of the Company’s knowledge, information and belief there is no new material scientific or technical information that would make the disclosure of the mineral resources or the PEA inaccurate or misleading.

Highlights of the PEA include:

•	A pre-tax NPV of $128.2 million and IRR of 37.5% at a gold price of $1,200 per ounce and a discount rate of 5.0%;
•	A pre-tax NPV of $283.8 million and IRR of 66.4% at a gold price of $1,500 per ounce and a discount rate of 5.0%;
•	A Life-of-Mine ("LOM") strip ratio of 1.66, with an initial strip ratio of 0.5 and 1.3 in years one and two, respectively;
•	Anticipated gold recovery of 80.7% based on current metallurgical testing;
•	Expected annual production of ~90,000 ounces of gold, for a total production of 687,000 ounces of gold and 1.3 million ounces of silver over the current 7.5 year life of mine;
•	Total cash operating cost of $784 per ounce of gold; and
•	Initial capital costs of $84.8 million.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

The Company believes that the current resource can be expanded and the project economics described in the PEA can be improved with additional drilling, metallurgical test work, and a review of the capital expenditures. As more fully described below, the Company plans to update the current resource estimate and carry out an extensive optimization of the PEA in the coming months, including reviewing whether the project can become a run of mine operation.

Estimated mineral resources for Caballo Blanco, as of May 10, 2012, are shown below.

	Mineral Resources (1)
	Tonnes	Metal Grade		Contained Metal
	(M tonnes)	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Indicated Mineral Resources (2)	28.9	0.62	2.32	575,000	2,150,000
Inferred Mineral Resources (2)	24.0	0.54	2.50	419,000	1,930,000

(1)

As reported in the PEA, subject to rounding. The PEA is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(2)	As disclosed in the PEA, Mineral Resources were estimated using cut-off grade of 0.20 g/t.

OTHER PROPERTIES - EXPLORATION REVIEW

La Pima target

The La Pima target consists of a series of northeast trending limestone ridges at the central-west part of the claim of the same name, located 25 km northwest of the Mine and 13 km west of the town of Santa Ana. During Q4 2013, an initial program of mapping and rock sampling was performed along more than 3 km of outcrops of the limestone trend identifying at least three mineral targets where there exists evidence of silver and polymetallic mineralization and erratic gold grades. Mapping and sampling was performed to identify the main geological structures of the mineralization. Assay results show high silver grades above 1.0 kilograms of silver per tonne (“kg/t Ag”) and anomalous gold grades of 1.0 g/t Au.

No exploration was performed on this property during 2014 and the Company has no plans for further exploration work while resources are allocated to the development of the Gold Property.

TIM Claims

There are 5 mining concessions 100.0% owned by Timmins Goldcorp Mexico, all within the region of Mazapil-Concepcion del Oro. This region is located in the north of the state of Zacatecas, and has emerged over the last few years as one of the most active mining exploration and development regions in Mexico and all Latin America.

During prior years, the exploration activity in the southeast portion focused on an area 2 by 2 km, which was initially defined for high gold and silver values in two rock chip samples. Also, combined soil and rock chip sampling was completed on the El Marmol and El Tecolote areas. Initial samples were taken on isolated outcrops of assayed high silver values, and geology mapping and interpretation of aerial photos was performed as well.

No exploration was performed on this property during 2014 and the Company has no plans for further exploration work while resources are allocated to the development of the Gold Property.

Patricia Property

The property is located in the north-central portion of the state of Sonora, 50 km to the southwest of the Mine. The Company has undertaken trenching and systematic sampling which has returned anomalous gold values of between 1.0 to 2.0 g/t Au with potential silver and polymetallics.

No exploration was performed on this property during 2014 and the Company has no plans for further exploration work while resources are allocated to the development of the Gold Property.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

Norma Property

The property is located 30 km northwest of the Mine. During prior years, the Company completed 2,090 meters of reverse circulation drilling, distributed in 16 drill holes along 2,000 meters of gold anomalous outcrops. Drilling returned intercepts ranging from 0.32 g/t to 27 g/t Au hosted in veins, veinlets and breccia, mainly in close contact to the sandstones and siltstones with dikes of monzonite.

No exploration was performed on this property during 2014 and the Company has no plans for further exploration work while resources are allocated to the development of the Gold Property.

El Picacho Property

The property is located in the north-central portion of the state of Sonora, 20 km southwest of the Mine. Exploration by the Company included geological mapping, sampling and compilation of the exploration work performed by previous exploration companies on the property. During prior years, the Company drilled several holes on the property for a cumulative total of 1,478 meters.

No exploration was performed on this property during 2014 and the Company has no plans for further exploration work while resources are allocated to the development of the Gold Property.

El Durazno target

El Durazno target is located 10 km to the north of the Mine. During prior years, the Company completed exploration work including prospecting, geological mapping, rock and soil sampling and reverse circulation drilling totalling 3,342 meters in 15 drill holes distributed over two mineral targets within the project.

Drilling returned important mineral intersections in nine of these drill holes, the most significant of which are in the following:

•	DRC13-005 an interval of 21.34 meters with a grade of 1.53 g/t Au including three mineral intervals of 10.67 meters width at 2.91 g/t Au, 4.57 meters of 6.48 g/t Au and 1.52 meters of 14.42 g/t Au. Along of the same hole at an interval of 10.67 meters of 1.47 g/t Au including 1.52 meters of 8.78 g/t Au;
•	DRC13-011 at an interval of 28.96 meters with a grade of 0.42 g/t Au including 9.14 meters of 1.11 g/t Au;
•	DRC13-004 an interval of 7.62 meters of 0.69 g/t Au including 1.79 g/t Au over 1.52 meters; and
•	DRC-009 intersected 6.10 meters of 0.39 g/t gold.

Although this is an initial drill campaign on a new area, the results show that further exploration should be performed on the target however the Company has no current plans for further exploration work while resources are allocated to the development of the Gold Property.

La Mexicana target

The La Mexicana target is located 6.5 km north of the Mine. Mapping and sampling was performed along the north portion of the metamorphic precambrian belt of the San Francisco gold deposit, which includes systematic sampling of the existing underground works on the La Mexicana target. The assays included gold values as high as 28.91 g/t Au and generally showed consistency along the old underground workings. During prior years, several holes were drilled for a total of 2,669 meters to assist in further assessing the La Mexicana exploration potential.

No exploration was performed on this property during 2014 and the Company has no plans for further exploration work while resources are allocated to the development of the Gold Property.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold. Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, cash cost per gold ounce on a by-product basis, capital costs, exploration expenditures, and foreign currency fluctuations.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s commitments, working capital requirements and capital expenditures at its existing mining interests. This leaves the Company’s current cash balance available to pursue future growth plans. The Company had cash and cash equivalents on hand at December 31, 2014 of $26.9 million and VAT receivable of $13.7 million. In addition, the Company has $25.5 million in trade payable and accrued liabilities, $11.1 million (C$13.0 million) in debt related to the Sprott loan facility, $2.1 million related to equipment financing, and a $4.5 million contingent liability for the acquisition of Caballo Blanco payable when Caballo Blanco receives approval for its environmental permit or the Company undergoes a change of control.

Cash flow provided by operating activities will vary depending on the prices of gold, fluctuations in the Mexican peso value, and total production during the year. The Company expects to generate positive cash flow from operating activities over the next year achieved through strong production results at the Mine.

Cash flow provided by operating activities will vary depending on the prices of gold, operating costs, fluctuations in the Mexican peso value, and total production during the year. The Company expects to generate positive cash flow from operating activities over the year.

Various tax and legal matters are outstanding from time to time. In the event that Management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the financial statements on the date such changes occur.

A summary of non-discounted liabilities and future operating commitments are as follows:

		Within	2 - 5	Greater than
	Total	1 year	years	5 years
Trade payables and accrued liabilities	$25,520	$25,520	$-	$-
Loan facility (C$13,000)	11,070	11,070	-	-
Equipment financing	2,079	1,134	945	-
Interest payments on loan facility and
equipment financing	1,151	1,120	31	-
Future operating commitments (1) (2)	189,634	77,347	112,287	-
Provision for site reclamation and closure (3)	2,312	-	-	2,312
Other provisions (4)	1,127	-	1,127	-
Provision for contingent payment	5,000	-	5,000	-
	$237,893	$116,191	$119,390	$2,312

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

(1)

The future operating commitments of the Company are mainly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The original Peal contract was for 42 months, however an addendum was signed effective November 1, 2012 for five years (December 31, 2014 - 34 months remaining) and covers substantially all mining services at a cost of $1.59 per tonne of material mined ($1.64 per the original contract). The Peal commitment is based on the forecasted minimum tonnage and estimated price of $1.62 to be mined until the end of the mining contract, and would be significantly less in the event that mining activities at the Mine ceased. Operating commitments also includes a guarantee provided by the Company for the office premises at its corporate office.

(2)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; however, the Company discloses the contractual maturities of the Company's operating commitments based on management's intent to fulfil the contracts.

(3)	Provision for site reclamation and closure represents the non-discounted amount of the estimated cash flows required to settle the retirement obligations of the Mine.

(4)

Other provisions represent the non-discounted amount of the demobilization costs related to the Peal contract, whereby the Company is responsible for demobilization costs of $0.9 million payable one month prior to the end of the mining contract. This obligation has been recorded at an annualized discount rate of 1.4%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. At December 31, 2014, this obligation was determined to be $1.1 million.

Various tax and legal matters are outstanding from time to time. In the event that managements estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements on the date such changes occur.

Cash flow

	Three months ended December 31,		Years ended December 31,
	2014	2013	2014	2013
Cash flow (used in) provided by operating activities	$(2,726)	$15,243	$33,054	$52,413
Cash flow used in investing activities	$(20,012)	$(6,498)	$(47,113)	$(52,572)
Cash flow (used in) provided by financing activities	$(226)	$(346)	$18,773	$(1,233)

Cash flow used in operating activities was $2.7 million during Q4 2014, compared to cash flow provided by operating activities of $15.2 million during Q4 2013. The main drivers of this change over prior year are a decrease in ounces sold and average realized gold price for the current period resulting in a loss before income taxes of $3.2 million, compared to earnings before income taxes of $9.5 million during Q4 2013. Movements in trade receivables decreased cash flows by $4.6 million during Q4 2014 mainly due to an increase in VAT receivable, compared to an increase of $5.3 million during Q4 2013, while the movements in inventories decreased cash flows by $0.6 million in Q4 2014, compared to a decrease of $2.8 million in Q4 2013. Movements in trade payables and other liabilities increased cash flows by $0.2 million during Q4 2014, compared to a decrease of $1.9 million during Q4 2013. Tax payments were $nil during Q4 2014 (Q4 2013 - $nil) as a result of the Company continuing to use VAT receivable to pay income tax balance instalments.

Similarly, cash flow from operating activities for fiscal 2014 was $33.1 million, compared to $52.4 million for fiscal 2013. The main drivers of this change over prior year are the decrease in the average realized gold price partially offset by increased ounces sold for the year, resulting in earnings before income taxes of $19.9 million, compared to $40.2 million during fiscal 2013. Movements in trade receivables reduced cash flows by $4.8 million during fiscal 2014, compared to a decrease of $4.2 million during fiscal 2013, while the movements in inventories decreased cash flows by $2.9 million in fiscal 2014, compared to a decrease of $10.2 million in fiscal 2013. Movements in trade payables and other liabilities decreased cash flows by $1.2 million during fiscal 2014, compared to an increase of $1.2 million during fiscal 2013. Tax payments were $nil during fiscal 2014 (fiscal 2013 - $nil) as a result of the Company continuing to use VAT receivable to pay income tax balance instalments.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

Cash flow used in investing activities during Q4 2014 was $20.0 million, compared to $6.5 million during Q4 2013. This difference was mainly due to $10.8 million cash paid in the acquisition of Caballo Blanco including transaction costs and additional $2.7 million as a result of the timing of payments to vendors related to capital expenditures.

Cash flow used in investing activities for fiscal 2014 was $47.1 million, compared to $52.6 million for fiscal 2013. These movements are the direct result of a decrease in total capital projects during fiscal 2014, compared to fiscal 2013, offset by the acquisition of Caballo Blanco.

Cash flow used in financing activities was $0.2 million during Q4 2014 and cash flow provided by financing activities for fiscal 2014 was $18.8 million, compared to cash flow used in financing activities of $0.3 million and $1.2 million during Q4 2013 and fiscal 2013, respectively. Cash flow from shares issued for cash was $0.2 million during Q4 2014 and $0.4 million for fiscal 2014, compared to $nil and $0.2 million during Q4 2013 and fiscal 2013, respectively. During 2014, the Company closed a bought deal financing issuing shares for gross proceeds of $25.7 million with transaction cost of $1.5 million. In addition, the Company repaid $4.5 million (C$5.0 million) from its loan facility.

At the Gold Property, a significant amount of the operating expenditures are denominated in Mexican pesos, while a significant amount of office costs in Vancouver, Canada are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During Q4 2014, the Mexican peso averaged MXP 13.84 to $1.00, and the Canadian dollar averaged C$1.13 to $1.00, compared to MXP 13.02 to $1.00, and C$1.05 to $1.00 during Q4 2013. During fiscal 2014, the Mexican peso averaged MXP 13.30 to $1.00, and the Canadian dollar averaged C$1.10 to $1.00, compared to MXP 12.76 to $1.00, and C$1.03 to $1.00 during fiscal 2013.

Capital resources

The capital of the Company consists of the consolidated equity and the loan facility, net of cash and cash equivalents.

	December 31,	December 31,	December 31,
	2014	2013	2012
Equity	$213,777	$164,352	$148,060
Loan facility	11,070	16,438	17,641
Equipment financing	2,079	3,214	-
	226,926	184,004	165,701
Less: Cash and cash equivalents	(26,952)	(22,776)	(24,188)
	$199,974	$161,228	$141,513

At December 31, 2014, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied. The capital resources of the Company have increased to $200.0 million from $161.2 million at December 31, 2013 due to the continued profitability of the Company, as well as the strategic acquisition of Caballo Blanco. In February 2014, the Company repaid C$5.0 million ($4.5 million) in principal of the C$18.0 million ($16.4 million) loan facility.

During December 2014, the Company negotiated an extension of the loan facility, extending the maturity date to December 31, 2015 with the interest rate remaining at 9.0% per annum. In consideration of the extension, the Company agreed to pay a C$130,000 extension fee in cash. During February 2015, the Company made the payment of this fee. Under the terms of the loan facility, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of the Lender as security over the loan facility. In addition, the subsidiaries have each provided guarantees to the Lender for the repayment of any amounts advanced to the Company under the terms of the loan facility.

Related party transactions

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services are made on regular commercial terms and are considered to be at arm’s length. During fiscal 2014 and fiscal 2013, the Company did not enter into any transactions with related parties.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries, benefits and bonuses are included in corporate and administrative expenses.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

Key management compensation includes:

	Years ended December 31,
	2014	2013
Salaries and benefits	$1,569	$1,555
Bonuses	678	549
Share-based payments	973	408
	$3,220	$2,512

Dividends

No dividends were declared or paid during fiscal 2014.

Outstanding share data

The total number of outstanding common shares and share options at March 9, 2015 are 179,877,379 and 12,900,000, respectively.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended		Years ended
	December 31,		December 31,
	2014	2013	2014	2013
Production costs (1)	$23,508	$24,453	$97,525	$86,449
Divided by gold sold (oz)	25,007	33,247	121,441	118,550
Cash cost per gold ounce	$940	735	803	729
Less: By-product silver credits per gold ounce (2)	(10)	(12)	(13)	(12)
Cash cost per gold ounce on a by-product basis	$930	$723	$790	$717

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

(1)

The Company includes in production costs all of the mining costs associated with the tonnes of ore stockpiled during the period. During Q4 2014 and fiscal 2014, mining costs associated with the tonnes of ore stockpiled included in production costs were $0.3 million and $1.8 million, respectively (Q4 2013 and fiscal 2013 - $0.4 million and $0.8 million, respectively).

(2)

Management has determined that silver metal revenues when compared to the gold metal revenues, are immaterial and only identified after processing and therefore are considered a by-product of the production of gold. During Q4 2014 and fiscal 2014, total by-product silver credits were $0.2 million and $1.5 million, respectively (Q4 2013 and fiscal 2013 - $0.4 million and $1.4 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cash cost per gold ounce

The Company has adopted an all-in sustaining cash cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council during Q2 2013. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash flow.

All-in sustaining cash costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended			Years ended
		December 31,		December 31,
	2014	2013	2014	2013
Production costs	$23,508	$24,453	$97,525	$86,449
Unprocessed ore stockpile mining costs	-	343	-	2,491
Corporate and administrative expenses (1)	2,530	2,516	14,003	11,192
Sustaining capital expenditures	323	1,561	2,235	4,646
Accretion for site reclamation and closure	26	11	108	46
Less: By-product silver credits	(248)	(407)	(1,535)	(1,400)
All-in sustaining cash costs	26,139	28,477	112,336	103,424
Divided by gold sold (oz)	25,007	33,247	121,441	118,550

All-in sustaining cash cost per gold ounce on a by-product basis	$1,045	$857	$925	$872

(1)

For fiscal 2014, corporate and administrative expenses include $2.1 million in consulting and professional fees related to a proxy contest launched by a shareholder during Q2 2014. These costs increased the all-in sustaining cash cost per gold ounce on a by-product basis by $16 for fiscal 2014.

TIMMINS GOLD CORP.
Management's Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

Adjusted earnings and total comprehensive income

The Company has included the non-GAAP performance measure of adjusted earnings and total comprehensive income and adjusted earnings and total comprehensive income per share throughout this MD&A. Items are adjusted where Management deems them unusual or non-recurring in nature based on the historical and future performance of the Company.

The Company believes this measure to be representative of the true earnings and total comprehensive income; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers. Management believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	Three months ended		Years ended
	December 31,		December 31,
	2014	2013	2014	2013
(Loss) earnings and total comprehensive income	$(3,701)	$(4,684)	$9,187	$15,343
Impairment of non-current unprocessed ore stockpile	-	794	-	6,340
Write-off of exploration and evaluation properties	1,808	-	1,808	-
Deferred tax expense related to SMD	-	8,605	-	8,605
Adjusted (loss) earnings and total comprehensive (loss) income	$(1,893)	$4,715	$10,995	$30,288
Adjusted (loss) earnings and total comprehensive (loss) income per share	$(0.01)	$0.03	$0.07	$0.21

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings from mine operations

Earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings from operations

Earnings from operations represents the difference between earnings from mine operations, corporate and administrative expenses and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2014. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2014 and 2013.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Management has made the following critical judgements and estimates:

Critical judgements in applying accounting policies

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Functional currency

The functional currency of each entity is determined after consideration of the primary economic environment of the entity, and is reviewed when primary indicators change. The Company considers the impact of changes to primary indicators such as the commencement of commercial operations and/or a significant increase in sales in a currency other than the established functional currency. Changes to a primary indicator which are considered to be both substantive and ongoing may result in applying a change in functional currency to the respective entity.

Business combination versus asset acquisition

The Company considered the applicability of IFRS 3 - Business Combinations (“IFRS 3”) with respect to the acquisition of Caballo Blanco. IFRS 3 outlines a business as having a system where inputs enter a process to produce outputs. The Company has determined that Caballo Blanco does not meet the criteria for a business based on the indicators outlined by IFRS. As such the Company has determined that the acquisition of Caballo Blanco not be treated as a business combination but as an asset acquisition.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized as exploration and evaluation have future economic benefits and are economically recoverable. The Company uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

Key sources of estimation uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Impairments

The Company assesses its mining interest assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use

In determining the recoverable amounts of the mineral properties and plant and equipment assets, the Company makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgements to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgements made in estimating the recovery rate, size and grade of the ore body.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resource estimates may impact the carrying value of exploration and evaluation properties, plant and equipment, site reclamation and closure provisions, recognition of deferred tax amounts and depreciation and depletion.

Depreciation and depletion

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves.

Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves. The calculation of the UOP rate, and therefore the annual depreciation and depletion expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgement is involved in the estimation of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2014, the carrying amount of stripping costs capitalized was $43.4 million.

Inventories

Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are accumulated as the cost of ore in stockpiles, ore in process and finished metal inventory. These amounts are carried at the lower of average cost or NRV and subject to significant measurement uncertainty.

Write-downs of ore in stockpile, ore in process, and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels. Costs are attributed to the ore in process based on current mining costs, including applicable depreciation and depletion relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpile, ore in process, and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production levels, proven and probable reserves estimates, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Provision for site reclamation and closure

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated.

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially impact the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Deferred taxes

The Company’s provision for income taxes is estimated based on the expected annual effective tax rate. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction.

Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Share-based payments

Share-based payments are measured at fair value. Share options and share purchase warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and is expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Contingencies

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

In the fourth quarter of 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements in order to prevent the use of service companies to evade labour and tax obligations. As is common place, the Company currently operates in Mexico using these subcontracting arrangements. The amendments set forth by the Mexican government also include certain regulatory requirements regarding an employer’s obligation to compensate employees with appropriate statutory profit sharing within the country.

The Company has assessed the implications of these amendments and has determined that, other than what is presently recorded, it is probable that no additional obligation for statutory profit sharing payments is required to be recorded in the Company’s consolidated financial statements as at and for the year ended December 31, 2014.

CHANGES IN ACCOUNTING STANDARDS

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2013. Pronouncements that are not applicable to the Company have been excluded.

a)

IFRIC 21, Levies - the Interpretation is effective for annual periods beginning on or after January 1, 2014. This Standard provides clarification on the accounting for a liability to pay a levy. The Company adopted this standard as of January 1, 2014. The adoption of IFRIC 21 did not materially impact the consolidated financial statements.

The following pronouncements have been issued but are not yet effective:

a)	IFRS 9, Financial Instruments - The standard is effective for annual reporting periods beginning January 1, 2018 for public entities. The Company is assessing the impact of this Standard.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

b)

IFRS 15, Revenue from Contracts with Customers - The standard is effective for annual reporting periods beginning after December 15, 2016 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this Standard.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. At December 31, 2014, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective as of that date.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that:

-	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Timmins Gold Corp.;
-	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of Timmins Gold Corp. are being made only in accordance with authorizations of management and directors of Timmins Gold Corp.; and
-	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Timmins Gold Corp.’s assets that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2014, under the supervision and with the participation of our CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

RISKS AND UNCERTAINTIES

Risk Factors Relating to the Company’s Business

The Company’s revenue is derived primarily from the sale of gold, and therefore decreases in the price of gold may cause the Company’s revenue to decrease substantially.

The majority of the Company’s revenue is derived from the sale of gold, and therefore fluctuations in the price of gold represent one of the most significant factors affecting the Company’s operations and profitability. To a lesser extent, the Company also generates revenue from other by-product or co-product metals, such as silver.

The price of gold and other commodities has fluctuated widely in recent years and is affected by numerous factors beyond the Company’s control, including:

-	levels of supply and demand;
-	global or regional consumptive patterns;
-	sales by government holders;
-	metal stock levels maintained by producers and others;
-	increased production due to new mine developments and improved mining and production methods;
-	speculative activities;
-	inventory carrying costs;
-	availability and costs of metal substitutes;
-	international economic and political conditions;
-	interest rates;
-	currency values; and
-	inflation.

The market price of gold and other metals may decline from current levels. Declining market prices for gold or other metals could materially adversely affect the Company’s operations and profitability. Further, a decline in the market price of gold may also require the Company to write-down its mineral reserves, which would have a material adverse effect on its earnings and profitability. The Company currently does not enter into forward contracts with respect to or otherwise hedge its potential future gold sales.

The Company’s inability to access additional capital could have a negative impact on its growth strategy.

The Company currently has limited financial resources and operating income, and adequate funding may not be available to further its exploration and development projects. The Company may need to raise additional capital to fund its operations, and such capital may not be available on commercially acceptable terms, if at all.

If the Company is unable to obtain additional capital on commercially acceptable terms, the Company may be forced to reduce or curtail its operations or its anticipated exploration activities. Although the Company has been successful in the past in financing its activities through the sale of equity securities, it may not be able to obtain sufficient financing in the future. Our ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.

The Company operates in a highly competitive industry with many large competitors, and it expects that competition may intensify in the future.

The gold mining industry is intensely competitive, and the Company competes with other companies that have greater financial and human resources and technical facilities. Competition is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labor and equipment to operate such properties; and the capital to finance the development of such properties. Many of the Company’s competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a worldwide basis and have far greater financial and technical resources than the Company.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

In addition, the high price of gold is encouraging new entrants to start competing companies and established companies to expand gold mining operations significantly. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties, which could have an adverse effect on our results.

The Company has a limited operating history and therefore cannot ensure the long-term successful operation of its business or the execution of its business plan.

The Company was incorporated on March 17, 2005 and commenced commercial production on April 1, 2010. As a result, the Company has a limited operating history upon which stakeholders may evaluate its proposed business and prospects. The Company’s existing and proposed business operations will be subject to numerous risks, uncertainties, and expenses. Difficulties associated with early stage extractive operations and the exploration and development of new mineral properties, are more fully described within other sections of risks and uncertainties faced by the Company.

The Company is subject to particular risks associated with doing business in Mexico, any of which could result in additional costs to the Company and cause its operating results to suffer.

The Company’s only operating mine and all of its exploration properties are located in Mexico. In the past, Mexico has been subject to a number of risks and uncertainties, including:

-	terrorism and hostage taking;
-	expropriation or nationalization without adequate compensation;
-	difficulties enforcing judgements obtained in Canadian or United States courts against assets located outside of those jurisdictions;
-	labor unrest;
-	high rates of inflation;
-	changes to royalty and tax regimes;
-	substantial fluctuations in currency exchange rates;
-	volatile local political and economic developments;
-	difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations; and
-	difficulty obtaining key equipment and components for equipment.

Any of these factors, among others, may cause changes in the existing business or regulatory environment in Mexico with respect to mineral exploration and mining activities, which could result in additional costs to the Company and thereby cause its operating results to suffer. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system.

These risks, along with any variation from the current regulatory, economic and political climate may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights.

The Company’s business is subject to various governmental regulations, and compliance with these regulations may cause the Company to incur significant expenses. If the Company fails to maintain compliance with applicable regulations, it may be forced to pay fines, be subject to civil penalties or be forced to temporarily halt or cease operations.

The Company’s business is subject to a variety of federal, state, provincial and local laws and regulations in Mexico and Canada, including:

-	environmental protection;
-	management and use of toxic substances and explosives;
-	management of natural resources;
-	exploration, development, production and post-closure reclamation of mines;
-	imports and exports;
-	price controls or production restrictions;
-	taxation;

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

-	mining royalties;
-	labor standards and occupational health and safety, including mine safety; and
-	historical and cultural preservation.

The Company’s activities relating to the Mine are subject to, among other things: regulations promulgated by SEMARNAP, Mexico’s environmental protection agency; DGM, the Mexican Department of Economy - Director General of Mines; and the regulations of CONAGUA, the Comision Nacional del Agua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company, and even with the application of considerable care the Company may inadvertently fail to comply with certain laws. Such events can lead to fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners and other material negative impacts on the Company.

If the Company is unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, its ability to manage and grow its business will be impaired.

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration and development of mineral properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff, particularly in Mexico. The Company may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on its future cash flows, earnings, results of operations and financial condition. It may be particularly difficult to find or hire qualified personnel in the mining industry who are situated in Mexico, to obtain all of the necessary services or expertise in Mexico, or to conduct operations on the Company’s projects at reasonable rates.

If qualified personnel cannot be obtained in Mexico, the Company may need to obtain those services outside of Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company.

The Company may be unable to obtain or renew required government permits, or may only be able to do so at significant expense, which may harm its operating results.

In the ordinary course of business, the Company is required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits and licenses is a complex and time-consuming process, often involving public hearings and costly undertakings on the Company’s part.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits or licenses that are necessary to its operations, or the cost to obtain or renew permits or licenses may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process, including challenges to the terms of such permits or licenses, whether successful or unsuccessful, could delay the development or impede the operation of a mine, which could adversely impact the Company’ operations and profitability.

In order for the Company to carry out its mining activities, its exploitation licenses must be kept current. There is no guarantee that the Company’s exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and applications to renew existing licenses may not be approved.

The Company may also be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties, and will also be required to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. The Company may not be able to comply with any such conditions.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect the Company’s future results and financial condition.

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Most of the Company’s properties are in the exploration and development stages and only the San Francisco property has a mineralization considered a probable mineral reserve pursuant to CIM standards. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.

The Company’s mineral exploration and development programs may not result in any discoveries of bodies of commercially viable mineralization, and even if commercial quantities of mineralization are discovered, the Company may not be able to bring the mineral property into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices, anticipated capital and operating costs and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the Company’s control.

As a result, the Company’s acquisition, exploration and development programs may not yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.In addition, the Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Mine. If the Company is unable to develop new ore bodies, it may not be able to sustain or increase present production levels. Reduced production would have a material and adverse impact on future cash flows, results of operations and financial condition.

The Company is subject to various operating risks and hazards associated with its exploration and mining operations, any of which could cause it to incur substantial expenses or affect the economic feasibility of its projects. The Company may be unable to insure against such risks, or to insure against such risks at a reasonable cost.

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

-	environmental hazards;
-	industrial accidents, explosions and third party accidents;
-	the encountering of unusual or unexpected geological formations;
-	ground falls, rock bursts, cave-ins and seismic activity including earthquakes;
-	fires and flooding;
-	metallurgical and other processing problems, including the availability and costs of processing and refining facilities;
-	availability of economic sources of power;
-	variations in grade, deposit size, density and other geological problems;

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

-	unanticipated adverse geotechnical conditions;
-	incorrect data on which engineering assumptions are made;
-	mechanical equipment performance problems;
-	unavailability or significant changes in the cost of materials and equipment including fuel;
-	labor force disruptions;
-	title claims, including aboriginal land claims;
-	unanticipated transportation costs; and
-	periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in:

-	environmental damage and liabilities;
-	work stoppages, delayed production and resultant losses;
-	increased production costs;
-	damage to, or destruction of, mineral properties or production facilities and resultant losses;
-	asset write downs;
-	monetary losses;
-	claims for compensation of loss of life and/or damages in connection with accidents that occur on property, and punitive awards in connection with those claims; and
-	other liabilities.

These factors, among others, may cause anticipated capital and operating costs, production and economic returns, or other estimates to differ significantly from the Company’s actual capital and operating costs. It is not always possible to fully insure against such risks and the Company may decide not to insure against such risks due to high premiums or for other reasons. Should any such uninsured liabilities arise, they could adversely impact the Company’s profitability.

The Company’s operations are dependent on the accessibility and reliability of existing local infrastructure, and its exploration activities are dependent upon adequate infrastructure being available in the future.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all.

In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

The Company is subject to extensive environmental regulation, and any failure of compliance could result in fines or government sanctions, civil liabilities and damage to its reputation.

All phases of the Company’s operations are subject to environmental laws and regulations. These laws and regulations set certain standards regarding health and environmental quality, and provide for penalties and other liabilities for violations, as well as obligations to rehabilitate current and former properties in certain circumstances.

Furthermore, operating permits could be temporarily withdrawn where there is evidence of serious breaches of health and safety, or even permanently, in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

In addition, environmental legislation in Mexico is generally evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Such changes in environmental regulation, if any, may adversely impact the Company’s operations and profitability.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations in order to minimize the long- term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Reclamation obligations include requirements to:

-	control dispersion of potentially harmful effluents; and
-	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company’s production and exploration depend on its ownership of, or control over, the properties on which it operates, and maintaining existing property rights or obtaining new rights is a highly competitive and costly process.

The Company’s ability to carry out successful mining activities will depend in part on its ability to obtain tenure to its properties to the satisfaction of international lending institutions. The issue of any such licenses must be in accordance with Mexican law and, in particular, relevant mining legislation. The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate its title or claims to its various properties and, to its knowledge, except where it has otherwise identified, those titles or claims to material properties are in good standing.

However, the Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may also be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects. The Mexican government may revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, and such exploration and mining titles or claims may be challenged or impugned by third parties, which could materially impact the Company’s rights to its various properties or interests. Title insurance is generally not available for mineral properties, and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. Mines have limited lives and, as a result, the Company continually seeks to replace and expand reserves through the acquisition of new properties.

In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mineral properties on terms that it considers acceptable.

Competition in the mining business for limited sources of capital could adversely impact the Company’s ability to acquire and develop suitable mines, developmental projects or properties having significant exploration potential. As a result, the Company’s acquisition and exploration programs may not yield new mineral reserves to replace or expand current mineral reserves.

The process of estimating mineral reserves and resources is subject to inherent uncertainties, and reported reserves may not accurately reflect the economic viability of the Company’s properties.

There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. Levels of metals indicated by such mineral reserves or mineral resources may not be produced, and the Company may not receive the price assumed in determining its reserves.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the reserve and resource estimates included in this MD&A are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves uneconomic and may ultimately result in a reduction of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time. Resource estimates may not ultimately be reclassified as proven or probable reserves. If the Company’s reserve or resource figures are inaccurate or are reduced in the future, this could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

In estimating its reserves and resources, the Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations.

Minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site conditions or in production-scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources the Company discloses should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things mineral reserves and resources and project engineering at the Mine. The Company believes these experts are competent and that they have and will carry out their work in accordance with all internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

The process of estimating future mine production and related costs are subject to inherent uncertainties, and actual results may differ materially from such estimates.

The Company periodically prepares estimates of future mine production and future production costs for the Mine. There can be no assurance that the Company will achieve these production estimates. These production estimates are dependent on, among other things: the accuracy of underlying mineral reserve estimates; the accuracy of assumptions regarding ore grades and recovery rates; ground conditions and physical characteristics of ores; equipment and mechanical availability; labor availability; facilities and infrastructure; having sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing. Failure to achieve production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The Company’s actual production and costs may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; and the risks and hazards associated with mining described throughout the “Risk Factors Relating to the Company’s Business”. In addition, metal recoveries in small scale laboratory tests may not be duplicated in larger scale tests under on-site conditions or during production, and known and experienced recoveries may not continue.

Costs of production may also be affected by changing stripping ratios, ore grade metallurgy, labor costs, costs of supplies and services (such as fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve cost estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

The expansion and development of the Company’s mineral properties is uncertain and subject to risk.

The development of the Company’s properties that are found to be economically feasible will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

-	the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;
-	the availability and costs of skilled labor, power, water, transportation and mining equipment;
-	the availability and cost of appropriate smelting and/or refining arrangements;
-	the need to obtain necessary environmental and other governmental approvals, permits and licenses, and the timing of those approvals, permits and licenses; and
-	the availability of funds to finance construction and development activities.

It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, the Company may not be able to successfully develop and expand mining operations or profitably produce precious metals at its exploration or development-stage properties.

The Company’s results may be negatively affected by currency exchange rate fluctuations.

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the US dollar (being the currency in which the Company’s products are sold) against the Mexican peso (being the currency in which the majority of the Company’s capital and operating costs are incurred), could have a significant impact on the Company’s results of operations. The Company does not currently have a formal policy of actively managing such currency fluctuations, and therefore, such fluctuations may have a significant impact on its financial results in any given period.

Some of the Company’s directors and officers have interests that may be different than the Company’s interests.

Some of the Company’s directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the Company’s directors and officers are or may become directors or officers of other companies engaged in other business ventures.

In order to avoid potential conflicts of interest which may arise between the directors’ and officers’ duties to the Company and their duties to other companies, the Company’s directors and officers have agreed to the following:

-	participation in other business ventures will be allocated on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;
-	no commissions or other extraordinary consideration will be paid to such directors and officers; and
-	business opportunities arising through other companies in which such directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

In addition, the Company’s Corporate Governance and Nominating Committee has developed, and its board of directors has adopted, guidelines which require all directors to disclose all conflicts of interest and potential conflicts of interest to the Company.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

The Company may pursue strategic transactions in the future, which could be difficult to implement, disrupt its business or change its business profile significantly.

The Company will continue to consider opportunistic strategic transactions, which could involve acquisitions or dispositions of assets. Any future strategic transaction could involve numerous risks, including:

-	potential disruption of the Company’s ongoing business and distraction of management;
-	difficulty integrating acquired businesses or segregating assets to be disposed of;
-	exposure to unknown and/or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition and/or against any businesses the Company may acquire; and
-	changing the Company’s business profile in ways that could have unintended consequences.

If the Company enters into significant strategic transactions in the future, related accounting charges may affect its financial condition and results of operations, particularly in the case of any acquisitions. In addition, the financing of any significant acquisition may result in changes in its capital structure, including the incurrence of additional indebtedness.

Conversely, any material disposition could reduce its indebtedness or require the amendment or refinancing of a portion of its outstanding indebtedness. The Company may not be successful in addressing these risks or any other problems encountered in connection with any strategic transactions.

Risk Factors Relating to the Company’s Common Shares

The Company does not intend to pay dividends for the foreseeable future.

The Company has never declared or paid any cash dividends on the Company’s common shares and does not intend to pay any cash dividends in the foreseeable future. The Company anticipates that it will retain all of its future earnings for use in the development of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the Company’s board of directors. In addition, from time to time the Company may enter into agreements that restrict its ability to pay dividends.

The price of the Company’s common shares may be volatile.

The trading price of the Company’s common shares has been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including:

-	changes in the market price of the commodities the Company sells and purchases, particularly gold and silver;
-	current events affecting the economic situation and exchange rates in Canada, the United States, Mexico and internationally;
-	changes in financial estimates and recommendations by securities analysts;
-	acquisitions and financings;
-	quarterly variations in operating results;
-	the operating and share price performance of other companies that investors may deem comparable;
-	the issuance of additional equity securities by the Company or the perception that such issuance may occur; and
-	purchases or sales of blocks of the Company’s common shares.

Part of this volatility may also be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of the Company’s common shares regardless of the Company’s operating performance and could cause the market price of the Company’s common shares to decline.

The Company may issue additional equity securities which may reduce the Company’s earnings per share.

The Company has in the past issued and may continue to issue equity securities to finance its activities, including in order to finance working capital requirements, capital expenditures and acquisitions. If the Company issues additional common shares, your percentage ownership of the Company will decrease and you may experience dilution in the Company’s earnings per share. Moreover, as the Company’s intention to issue any additional equity securities becomes publicly known, the common share price may be materially and adversely affected.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

If securities analysts or industry analysts downgrade the Company’s common shares, publish negative research or reports, or do not publish reports about the Company’s business, the price of and trading volume of the Company’s common shares could decline.

The trading market for the Company’s common shares will be influenced by the research and reports that industry or securities analysts publish about the Company, its business and its market. If one or more analysts adversely change their recommendation regarding the Company’s common shares or its competitors’ securities, the price of the Company’s common shares would likely decline. If one or more analysts cease covering or fail to regularly publish reports about the Company, it could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline. In addition, the Company’s common shares price could be adversely affected by negative stories written or broadcast about it.

Holders of the Company’s common shares may experience dilution when outstanding options and warrants are exercised, or as a result of additional securities offerings.

There are a number of outstanding options and warrants pursuant to which additional common shares of the Company may be issued in the future. Exercise of such options and warrants may result in dilution to the Company shareholders. In addition, if the Company raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101.

While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2014 and 2013
(In United States dollars, tabular amounts in thousands, except where noted)

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries. Forward-looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” in the MD&A for the year ended December 31, 2014.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Taj Singh, M.Eng, CPA, and Jose Vizquerra Benavides, MSc, CPG, both of whom are a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.